UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

SOUFUN HOLDINGS LIMITED

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Douglas Markel
Simpson Thacher & Bartlett LLP
3919 China World Tower
No. 1 Jianguomenwai Avenue
Beijing 100004, China
+86(10)-5965-2989

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share.  No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5% (1)

14.	Type of Reporting Person (See Instructions) PN

(1)        Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-A L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,735,149

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,735,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,735,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5% (2)

14.	Type of Reporting Person (See Instructions) PN

(2)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-B Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,028,593

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,028,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,028,593

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(3)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,028,593

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,028,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,028,593

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (4)

14.	Type of Reporting Person (See Instructions) PN

(4)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII-B L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,028,593

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,028,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,028,593

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (5)

14.	Type of Reporting Person (See Instructions) PN

(5)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-1 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,028,593

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,028,593

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,028,593

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (6)

14.	Type of Reporting Person (See Instructions) PN

(6)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 7-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,763,741

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,763,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,763,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8% (7)

14.	Type of Reporting Person (See Instructions) OO

(7)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A Guernsey L.P. Inc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,140,783

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,140,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,140,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (8)

14.	Type of Reporting Person (See Instructions) PN

(8)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Hunt 6-A GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,140,783

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,140,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,140,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (9)

14.	Type of Reporting Person (See Instructions) OO

(9)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,140,783

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,140,783

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,140,783

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.2% (10)

14.	Type of Reporting Person (See Instructions) PN

(10)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,169,376

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,169,376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5% (11)

14.	Type of Reporting Person (See Instructions) OO

(11)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VI GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,169,376

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 11,169,376

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,169,376

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.5% (12)

14.	Type of Reporting Person (See Instructions) OO

(12)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP L.P. Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,763,741

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,763,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,763,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8% (13)

14.	Type of Reporting Person (See Instructions) OO

(13)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Europe VII GP Co. Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,763,741

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,763,741

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,763,741

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.8% (14)

14.	Type of Reporting Person (See Instructions) OO

(14)  Based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

CUSIP No. 836034108

1.	Names of Reporting Persons. Apax Partners Europe Managers Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 (this “Amendment No. 4”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on September 19, 2012 ( “Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on November 29, 2012 (“Amendment No. 2”) and Amendment No. 3 to the Original 13D filed with the SEC on December 6, 2013 (“Amendment No. 3”, and together with the Original 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) relating to the Class A Ordinary Shares, HK$1.00 par value per share of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

This Amendment No. 4 is being filed to report the termination of the discretionary investment management arrangement with Apax Partners Europe Managers Ltd, which as a result, no longer beneficially owns any Class A Ordinary Shares.

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2.                          Identity and Background

The first sentence of the second paragraph of Item 2 is hereby amended and restated as follows:

Each of Apax 7-A, Apax 7-B and Apax 6-A is a Guernsey limited partnership and as of the date hereof, owns 3,735,149, 7,028,593 and 4,140,783 Class A Ordinary Shares, respectively.

The last three paragraphs of Item 2 are hereby amended and restated as follows:

Apax Partners Europe Managers Ltd, an English company, holds 100% of the interests in Apax WW Nominees Ltd. Apax Partners Europe Managers Ltd had previously been appointed by Apax Europe VII GP L.P. Inc. and Apax Europe VI GP L.P. Inc. as discretionary investment manager of the Apax Europe VII Funds and the Apax Europe VI Funds, respectively. As of January 1, 2014, Apax Partners Europe Managers Ltd no longer serves as discretionary investment manager of such funds. Each of the Apax Europe VII Funds GPs and the Apax Europe VI Funds GPs are responsible for the investments and general administration of the Apax Europe VII Funds and the Apax Europe VI Funds, respectively. The principal office address of Apax Partners Europe Managers Ltd is 33 Jermyn Street, London, SW1Y 6DN, United Kingdom.

Item 4.                          Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

As of January 1, 2014, Apax Partners Europe Managers Ltd no longer serves as discretionary investment manager to the Apax Europe VII Funds and Apax Europe VI Funds, and, as a result, no longer beneficially owns any Class A Ordinary Shares.

Item 5.                          Interest in Securities of the Issuer

Items 5(a), (b), (c) and (e) are hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Amendment No. 4 is incorporated herein by reference.

All ownership percentages set forth in this Item 5 are based on 57,196,844 Class A Ordinary Shares outstanding as of September 30, 2013, as disclosed on Form 6-K filed by the Issuer on November 22, 2013.

Apax 7-A may be deemed to beneficially own 3,735,149 Class A Ordinary Shares, which amount constitutes 6.5% of the outstanding Class A Ordinary Shares.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B may be deemed to beneficially own 7,028,593 Class A Ordinary Shares, which amount constitutes 12.3% of the outstanding Class A Ordinary Shares.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,763,741 Class A Ordinary Shares with Apax 7-A and Apax 7-B, which amount constitutes 18.8% of the outstanding Class A Ordinary Shares.

Apax 6-A may be deemed to beneficially own 4,140,783 Class A Ordinary Shares, which amount constitutes 7.2% of the outstanding Class A Ordinary Shares.  Each of Hunt 6-A GP Limited and Apax Europe VI-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 10,763,741 Class A Ordinary Shares with the Apax Europe VII Funds, which amount constitutes 18.8% of the outstanding Class A Ordinary Shares.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,169,376 Class A Ordinary Shares with the Apax Europe VI Funds, which amount constitutes 19.5% of the outstanding Class A Ordinary Shares.

As of January 1, 2014, Apax Partners Europe Managers Ltd no longer serves as discretionary investment manager of the Apax Europe VII Funds and the Apax Europe VI Funds, respectively, and, as a result, has beneficial ownership of 0 Class A Ordinary Shares, which amount constitutes 0% of the outstanding Class A Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)  Except as otherwise set forth herein, to the knowledge of the Reporting Persons, no transactions in the Class A Ordinary Shares have been effected during the past 60 days by any of the Reporting Persons or any of the individuals named in response to Item 2 hereof.

(e)  As of January 1, 2014, in connection with the termination of the investment management arrangement with Apax Partners Europe Managers Ltd., Apax Partners Europe Managers Ltd no longer beneficially owns any Class A Ordinary Shares.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 9, 2014

HUNT 7-A GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 7-B GUERNSEY L.P. INC

By: Hunt 7-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 7-A GP LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 6-A GUERNSEY L.P. INC

By: Hunt 6-A GP Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

HUNT 6-A GP LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-A, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-1, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-A, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-B, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF
APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-1, L.P.

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VI GP L.P. INC.

By: Apax Europe VI GP Co. Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VII GP L.P. INC.

By: Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Director

APAX PARTNERS EUROPE MANAGERS LTD

By:	/s/ Martin Halusa
Name:	Martin Halusa
Title:	Director

By:	/s/ Ralf Gruss
Name:	Ralf Gruss
Title:	Company Secretary